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VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skullcandy, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171923

Dear Mr. Spirgel:

On behalf of our client, Skullcandy, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, below is the Company’s response to the comment letter to Mr. Mitch Edwards, the Company’s Chief Financial Officer and General Counsel, dated May 19, 2011, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on May 11, 2011 (the “Registration Statement”). The Company is filing this letter as correspondence without an accompanying amendment to the Registration Statement in order to respond to the Staff’s comments. The Company expects to file Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in the upcoming week.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 20, 2011

Note 5. Stock Repurchase, page F-12

1.	We note your response to comment eight from our letter dated May 6, 2011. Please address the following items:

•

It is unclear to us how you have determined that the unrecognized compensation expense of $1,532,000 is immaterial to your 2009 financial statements. Please provide us with your materiality analysis, addressing the guidance in SAB 99 and SAB 108.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally advises the Staff that it considered the guidance in both SAB 99 and SAB 108 in reaching its determination that the unrecognized compensation expense of $1,532,000 was immaterial to its 2009 financial statements. SAB 99 sets forth the Staff’s position that misstatements are not immaterial simply because they fall below a numerical threshold, noting “[e]valuation of materiality requires a registrant and its auditor to consider all the relevant circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material.” Using the items suggested in SAB 99, the Company performed the following analysis in evaluating materiality of the unrecognized compensation expense:

•

in connection with the 2009 audit, there was one other unrecorded difference that had the impact of reducing expense by $534,000. The combined impact of the unrecorded proposed adjustments on the Company’s income before taxes would be less than 5%;

•

because no analysts are currently publishing estimates regarding the Company, the exclusion of the proposed adjustment did not impact whether the Company met or missed analysts’ consensus expectations;

•	given the large preferred dividend in 2009, the Company’s earnings per share for 2009 are not considered to be a meaningful operating measure to investors;

•	the Company believes the most common metric upon which it is evaluated or valued is adjusted EBITDA, and the inclusion of the proposed adjustment would not impact adjusted EBITDA;

•	the inclusion of the proposed adjustment would not change the Company’s net income to net loss or net loss to net income;

•	the Company reports in only one segment so the inclusion of the proposed adjustment would not impact any segment information;

May 20, 2011

•	the inclusion of the proposed adjustment would not have affected the Company’s compliance with debt covenants, other contractual requirements or any regulatory requirements;

•	the inclusion of the proposed adjustment would not have affected managements’ compensation; and

•	the exclusion of the proposed adjustment does not conceal an unlawful transaction.

The Company also considered whether the exclusion of the proposed adjustment would impact investors’ ability to evaluate any trends or seasonality in the Company’s business. The impact of the proposed adjustment would have been limited to the quarter ended March 31, 2009, where it would have resulted in a modest change from operating income of $0.8 million to operating loss of $0.7 million. Given that the Company’s first quarter is historically its lowest quarter for operating income (loss) and that the Company was essentially ‘break-even’ (from an operating income measure) with or without the proposed adjustment, the Company concluded that the exclusion of the compensation adjustment would not impact investors’ ability to accurately assess the financial performance of the Company or to evaluate any trends or seasonality in the business.

In addition to the guidance provided by SAB 99, the Company also considered SAB 108, which provides guidance on the consideration of prior year misstatements in quantifying current year misstatements for the purpose of materiality. There were no carryover adjustments related to 2008 and, as a result, the guidance in SAB 108 had no impact on the conclusions reached herein. As a result of the foregoing analyses, the Company concluded that recording the unrecognized compensation expense and unrecorded overstatement of interest expense would not have a material effect on its results of operations, financial position or adjusted EBITDA for 2009, and as a result, has not recorded an adjustment for the unrecognized amount.

As a result of the foregoing analyses, the Company concluded that not recording the unrecognized compensation expense would not have a material effect on its results of operations, financial position or EBITDA for 2009, and as a result, has not recorded an adjustment for the unrecognized amount.

•

Please tell us whether Mr. Alden had voting control of the company and/or control of the board of directors immediately prior to the transaction with Goode Skullcandy Holdings LLC. Tell us his percentage ownership, including interests held by Ptarmigan, LLC and any other trusts with which he was associated. In addition, please tell us the composition of the board of directors and how each member was appointed.

Response: The Company respectfully advises the Staff that immediately prior to the transaction with Goode Skullcandy Holdings LLC (“Goode,” and such transaction, the “Goode Transaction”), Mr. Alden did not have sufficient voting control of the Company to effect the

May 20, 2011

proposed transaction, nor did Mr. Alden have control of the board of directors sufficient to effect the proposed transaction.

Immediately prior to the Goode Transaction, Mr. Alden owned 103,246 shares of common stock, which represented approximately 6% of the total outstanding stock on an as converted to common stock basis. At that same time, Ptarmigan, LLC (“Ptarmigan”) owned 751,565 shares of common stock, which represented approximately 44% of the total outstanding stock on an as converted basis. The Company does not believe it appropriate to consider Mr. Alden as holding voting control over the shares held by Ptarmigan. Ptarmigan is a single member limited liability company, the sole member of which was The Alden Irrevocable Trust (the “Trust”). The beneficiaries of the Trust are Mr. Alden’s wife and children. Voting and dispositive control over the shares held by Ptarmigan is controlled by the company’s manager, which is elected by the Trust as the sole member of the company. At the time of the Goode Transaction, the manager of Ptarmigan was Kendall Tholstrom (later changed to Jeff Kearl). Mr. Alden has no ability to direct the manager of Ptarmigan or to make any changes to the manager and therefore cannot be deemed to control the shares held by Ptarmigan. As a result, with voting control over only 6% of the Company’s outstanding shares, Mr. Alden did not control the voting power of the Company immediately prior to the Goode Transaction.

Additionally, even if Mr. Alden were considered to have voting control over the Ptarmigan shares, those shares, together with his own, still would have been insufficient to effect the Goode Transaction. Importantly, the terms of the Company’s Amended and Restated Certificate of Incorporation dated December 14, 2007 (the “Pre-Goode Certificate”) contained certain protective provisions in favor of the Company’s preferred stockholders. Most notably, Section 7 of Article IV of the Pre-Goode Certificate provided that, without the affirmative vote of the holders of 75% of each of the Series A preferred stock and the Series B preferred stock, the Company could not:

•	increase or decrease the authorized number of shares of preferred stock;

•	create any new series of preferred stock with rights that were senior to those of the Series A and Series B preferred stock;

•	redeem any shares of common stock or preferred stock; or

•	incur any indebtedness that, individually or in the aggregate, exceeded $300,000.

In light of these protective provisions, approval of the Goode Transaction by the Company’s stockholders would have required the affirmative vote of shares representing at least 75% of each of the Series A and Series B preferred stock. Neither Mr. Alden nor Ptarmigan own or owned any shares of Series A or Series B Preferred.

Similarly, Mr. Alden did not have sufficient control over the board of directors to effect the Goode Transaction. At the time of the Goode Transaction, the Company’s board of directors consisted of Mr. Alden, Jeff Kearl, Greg Warnock and Kathly Schlein. Pursuant to the terms of the Pre-Goode Certificate and a voting agreement among Mr. Alden, Ptarmigan and the holders

May 20, 2011

of Series A and Series B preferred stock, Mr. Alden and Mr. Warnock were designated as directors of the Company. Mr. Kearl and Ms. Schlein were elected by an affirmative vote of the common stock and preferred stock voting together as a single class. Thus, while Mr. Alden was assured a position on the board of directors, with only 6% of the voting stock, he did not control the election of the other three members. Moreover, in connection with the Goode Transaction, Ms. Schlein stepped off the board and was replaced by Joe Ferreira and David Oddi, each of whom were appointed to the board by Goode in connection with its investment in the Goode Transaction. Although the securities purchase and redemption agreement (the “SPRA”) that affected the Goode Transaction was entered into in November 2008, the actual redemption of the Company shares pursuant to that agreement did not occur until February 2009. Pursuant to the terms of the SPRA, the redemption portion of the Goode transaction could not be accomplished without the approval of a majority of the board of directors at the time of the redemption, including the affirmative vote of at least one of the Goode directors.

In light of above-described circumstances, the Company concluded that Mr. Alden did not have sufficient voting control or control of the board of directors to effect the Goode Transaction.

Note 6. Debt, page F-13

2.	We note your response to comment five from our letter dated May 6, 2011. Clarify for us why you recorded a discount on the issuance of the convertible note, since the proceeds and the principal amount of the note were the same. In addition, tell us why the total interest paid during 2010 ($4,661,845) exceeds the amount disclosed as “cash paid for interest” on page F-6.

Response: The Company respectfully advises the Staff that, in connection with the issuance of the convertible note, it paid a portion of Goode’s transaction fees and expenses in the amount of $2,337,308. This amount was treated as a debt discount and is being amortized to interest expense over the term of the note. The payment of this amount was previously classified together with the “(Payments) borrowings on bank line of credit” in the Statement of Cash Flows for the year ended December 31, 2008 on page F-6. In Amendment No. 3, the Company will reclassify the amount of these transaction fees and expenses paid on behalf of Goode as an offset to the gross proceeds from the issuance of the convertible note in the Statement of Cash Flows for the year-end December 31, 2008.

Additionally, the Company advises the Staff that the total interest paid during 2010 ($4,661,845), as described in the Company’s response to comment 5 in the Staff’s letter dated May 6, 2011, exceeds the amount of “cash paid for interest” on page F-6 of Amendment No. 2 because it includes the payments of accrued PIK interest totaling $3,052,767. PIK interest accrues to the convertible note principal balance and repayments of such amounts are classified on the Statement of Cash Flows within the caption “Repayment of stockholder notes payable.” The Company intends to modify this caption in Amendment No. 3 to read “Repayment of long-term debt.”

3.	We note your response to comment six from our letter dated May 6, 2011. Please tell us how you determined the fair value of the derivative as of December 31, 2010 and clarify why this

May 20, 2011

amount is the same as the discount on the stockholder payable. In addition, it is unclear to us why you continue to record a derivative associated with the stockholder payable at December 31, 2010. In this regard, we note your disclosure on page F-13, which states that you removed the contingencies associated with the stockholder payment. Clarify the nature of these contingencies and whether the payment is still linked to the compound internal rate of return realized in an initial public offering.

Response: The Company respectfully advises the Staff that, as discussed in Note 5 to the financial statements (on page F-12 of Amendment No. 2), pursuant to the SPRA, two contingent payments of additional consideration are to be made to stockholders who redeemed securities in February 2009. The amount of the first payment (ranging from $0 to $17,500,000 in the aggregate) was based on the compound internal rate of return realized by a significant investor in the Company. In December 2010, the contingency (variability based on the realized compound internal rate of return) related to this payment was eliminated, thereby fixing the amount of the payable. Because the payable was due on December 31, 2013 and carried no stated interest rate, it was discounted to its net present value resulting in a discount of $2,391,000 that will be amortized to interest expense over the term of the payable.

The amount of the second payment was based on the number of options forfeited (from the date of the redemption to a qualified initial public offering or other liquidation event) that existed at the time of the transaction, multiplied by the per share transaction price combined with the value of the exercise cost for all options exercised (from the date of the redemption to a qualified initial public offering or other liquidation event) that existed at the time of the transaction. There are no contingencies related to the realized compounded internal rate of return associated with this second payment. However, because of the continuing variability in the amount of that potential payment until a qualified initial public offering or other liquidation event, the Company is accounting for the second payment as a derivative. The estimated fair value of the derivative of $2,521,000 at December 31, 2010 was determined based on management’s assessment of the probability and estimated amount of the payment based on the circumstances that existed as of December 31, 2010.

The calculated value of the discount and the estimated fair value of the derivative differed in amounts by $130,000. However, because the amount of the discount on the stockholder payable offset the estimated fair value of the derivative within an immaterial amount ($130,000) as of December 31, 2010, the two amounts were effectively netted in the December 31, 2010 balance sheet and the estimated fair value of the derivative was disclosed as approximating $2,391,000 in the footnotes to the financial statements.

Note 9. Convertible Preferred Stock and Stockholders’ Equity (Deficit), page F-16

4.	We note your response to comment 10 from our letter dated May 6, 2011. Please revise your disclosure to discuss the terms of the put right associated with the Series C common stock, including the redemption price.

May 20, 2011

Response: The Company acknowledges the Staff’s comment and will revise the disclosure in Amendment No. 3 to include a description of the put right associated with the Series C preferred stock, including the redemption price.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Seo Salimi, at 714-755-8213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jeremy Andrus

Mitch Edwards

Cary Hyden

John Wilson